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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549

                               FORM 6-K

                   REPORT OF FOREIGN PRIVATE ISSUER
               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                             July 1, 2004

                           VIVENDI UNIVERSAL

                        42, avenue de Friedland
                              75008 Paris
                                France
               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X           Form 40-F
                            ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                    No  X
                      ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents:  Press Release.


This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.


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                             EXHIBIT LIST




Exhibit          Description

99.1             Press Release


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                              SIGNATURES
                              ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       VIVENDI UNIVERSAL


                                       By:    /s/ George E. Bushnell III
                                              --------------------------
                                       Name:  George E. Bushnell III
                                       Title: Senior Vice President


Date:  July 1, 2004